UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BRERA HOLDINGS PLC
(Name of Issuer)

Class B Ordinary Shares, $0.005 nominal value per share
(Title of Class of Securities)

G13311108
(CUSIP Number)

Daniel Joseph McClory c/o Brera Holdings PLC Connaught House, 5th Floor One Burlington Road Dublin 4 D04 C5Y6 Ireland +1 949 502 4408
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2024
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 pages

CUSIP No.  G13311108

1.	NAMES OF REPORTING PERSONS Pinehurst Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	2,250,000(1)(2)
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	2,250,000(1)
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,000(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%(3)
14.	TYPE OF REPORTING PERSON OO

(1)	Reflects 2,250,000 class B ordinary shares, $0.005 nominal value per share (“Class B Ordinary Shares”), of Brera Holdings PLC, an Irish public limited company (the “Issuer”), issuable upon conversion of 2,250,000 class A ordinary shares, $0.005 nominal value per share (“Class A Ordinary Shares”), of the Issuer, held directly by Pinehurst Partners LLC. The Class A Ordinary Shares will convert on a one-to-one basis into Class B Ordinary Shares (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Ordinary Shares, except upon transfer to another holder of Class A Ordinary Shares.

(2)	The holders of Class A Ordinary Shares are entitled to ten (10) votes for each Class A Ordinary Share held of record, and the holders of Class B Ordinary Shares are entitled to one (1) vote for each Class B Ordinary Share held of record, on all matters submitted to a vote of the shareholders. The amounts of voting power reflect the assumed prior conversion of the Class A Ordinary Shares beneficially owned by the Reporting Persons (as defined below) into Class B Ordinary Shares.

(3)	The calculation assumes that there was a total of 6,810,000 Class B Ordinary Shares outstanding as of April 3, 2024, which is the sum of (i) the 4,560,000 Class B Ordinary Shares outstanding as of April 3, 2024 according to a report of Equiniti Trust Company, the transfer agent and registrar for the ordinary shares of the Company in the United States (“Equiniti Trust”), dated as of April 3, 2024, and (ii) the 2,250,000 Class B Ordinary Shares issuable upon conversion of the Class A Ordinary Shares beneficially owned by Pinehurst Partners LLC.

Page 3 of 6 pages

CUSIP No.  G13311108

1.	NAMES OF REPORTING PERSONS Daniel Joseph McClory
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	6,850,000(2)(4)
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	6,850,000(4)
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,850,000(4)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.0%(5)
14.	TYPE OF REPORTING PERSON IN

(4)	Reflects 6,850,000 Class B Ordinary Shares of the Issuer issuable upon conversion of 6,850,000 Class A Ordinary Shares, consisting of (i) 50,000 Class A Ordinary Shares held directly by Daniel Joseph McClory, (ii) 2,250,000 Class A Ordinary Shares held by Pinehurst Partners LLC, which Daniel Joseph McClory is deemed to beneficially own, and (iii) 4,550,000 Class A Ordinary Shares held by BREA Holdings, LLC, which Daniel Joseph McClory is deemed to beneficially own. The Class A Ordinary Shares will convert on a one-to-one basis into Class B Ordinary Shares (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Ordinary Shares, except upon transfer to another holder of Class A Ordinary Shares.

(5)	The calculation assumes that there was a total of 11,410,000 Class B Ordinary Shares outstanding as of April 3, 2024, which is the sum of (i) the 4,560,000 Class B Ordinary Shares outstanding as of April 3, 2024 according to a report of Equiniti Trust, dated as of April 3, 2024, and (ii) the 6,850,000 Class B Ordinary Shares issuable upon conversion of the Class A Ordinary Shares beneficially owned by Daniel Joseph McClory.

Page 4 of 6 pages

CUSIP No.  G13311108

1.	NAMES OF REPORTING PERSONS BREA Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	4,550,000(2)(6)
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	4,550,000(6)
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,550,000(6)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9%(7)
14.	TYPE OF REPORTING PERSON OO

(6)	Reflects 4,550,000 Class B Ordinary Shares of the Issuer issuable upon conversion of 4,550,000 Class A Ordinary Shares of the Issuer held directly by BREA Holdings, LLC. The Class A Ordinary Shares will convert on a one-to-one basis into Class B Ordinary Shares (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Ordinary Shares, except upon transfer to another holder of Class A Ordinary Shares.

(7)	The calculation assumes that there was a total of 9,110,000 Class B Ordinary Shares outstanding as of April 3, 2024, which is the sum of (i) the 4,560,000 Class B Ordinary Shares outstanding as of April 3, 2024 according to a report of Equiniti Trust, dated as of April 3, 2024, and (ii) the 4,550,000 Class B Ordinary Shares issuable upon conversion of the Class A Ordinary Shares beneficially owned by BREA Holdings, LLC.

Page 5 of 6 pages

CUSIP No.  G13311108

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2024 (the “Original Schedule 13D”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

(a)	This Schedule 13D is being jointly filed by Pinehurst Partners LLC, a Colorado limited liability company, Daniel Joseph McClory, an individual, and BREA Holdings, LLC, a Nevada limited liability company (together, the “Reporting Persons”), pursuant to a joint filing agreement, dated April 3, 2024 (the “Joint Filing Agreement”), which is filed as Exhibit 6 to this Schedule 13D and is incorporated by reference herein.

(b)	The principal business address of Pinehurst Partners LLC is 6526 Gunpark Drive, Suite 370-103, Boulder, CO 80301. The principal business address of Daniel Joseph McClory is c/o Brera Holdings PLC, Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 C5Y6, Ireland. The principal business address of BREA Holdings, LLC is 318 N. Carson Street, Suite 208, Carson City, NV 89701.

(c)	The principal business of Pinehurst Partners LLC is to serve as an investment vehicle to hold and transact securities for the Roth individual retirement account of Daniel Joseph McClory. Daniel Joseph McClory’s principal occupation or employment is as an investment banker. Mr. McClory is the Chief Executive Officer of Boustead & Company Limited, and serves as the Managing Director, Head of Equity Capital Markets and Head of China for its U.S.-based subsidiary, Boustead Securities, LLC. Mr. McClory also serves as Executive Chairman and a director on the board of directors of the Issuer. The principal business of BREA Holdings, LLC is to hold securities of the Issuer.

(d)	During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Pinehurst Partners LLC is a Colorado limited liability company. Daniel Joseph McClory is a citizen of the United States and Italy. BREA Holdings, LLC is a Nevada limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On April 3, 2024, Daniel Joseph McClory transferred 4,550,000 Class A Ordinary Shares to BREA Holdings, LLC, a limited liability company Mr. McClory organized for the purpose of holding the 4,550,000 Class A Ordinary Shares he acquired on February 29, 2024. There was no source of funding for this transfer as the shares were transferred at no cost.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 6	Joint Filing Agreement, dated April 3, 2024

Page 6 of 6 pages

CUSIP No.  G13311108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2024	Pinehurst Partners LLC

	By:	/s/ Daniel Joseph McClory
	Name:	Daniel Joseph McClory
	Title:	Managing Member

/s/ Daniel Joseph McClory
Daniel Joseph McClory

BREA Holdings, LLC

By:	/s/ Daniel Joseph McClory
Name:	Daniel Joseph McClory
Title:	Managing Member